Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer and Treasurer	Dearborn, Michigan 48126

January 12, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the requests for supplemental information arising from our recent conference calls.

Materiality Analysis for Modified Swap Agreements

The table in our response dated December 15, 2006 shows the quantitative effects of de-designating seven modified interest rate swap agreements at the point each hedging relationship failed our documented effectiveness test. The impact of the misstatement was determined to be immaterial to our quarterly and annual financial statements.

Other Modified Swap Agreements

The table below provides details on the other eight modified interest rate swap agreements, each of which continued to pass our quarterly prospective and retrospective effectiveness testing following modification. None of these swaps were in designated hedging relationships as of December 31, 2005.

ASSIGNMENTS

No.	Notional in USD	Modification Date	Fee Amount	Modification Rationale
1	$236,500,000	Jul '02	-	Assignment at inception - no change in terms
2	236,500,000	Jul '02	-	Assignment at inception - no change in terms
3	461,000,000	Aug '01	$61,000	Manage counterparty risk - no change in terms
4	259,425,804	Aug '05	$1,070,000	Manage counterparty risk - no change in terms
	$1,193,425,804

RECOUPONS

No.	Notional in USD	Modification Date	Fee Amount	Modification Rationale
5	$300,000,000	Jun '95	-	Manage counterparty risk
6	4,000,000,000	Aug '01	-	Manage counterparty risk
7	50,000,000	Apr '01	20 bps	Counterparty wanted to renegotiate terms
8	525,692,220	Oct '03	-	Monetize swap value
	$4,875,692,220

TOTAL	$6,069,118,024

 Swap numbers 1 and 2 relate to a single debt issuance and were assigned at inception, prior to settlement of the debt. To facilitate the transaction, one counterparty initially provided the entire interest rate swap with the understanding that they would immediately assign a portion of the exposure to other financial counterparties. These assignments were done to minimize our exposure to a single counterparty and there were no changes to the terms of the swaps.

Swap numbers 3 and 4 were also assigned for counterparty risk management purposes; however, these assignments reflect financial counterparties managing their exposure to Ford Credit. In both instances, there were no changes to the terms of the swap agreements and we received fees to compensate us for facilitating the transaction.

Swap number 5 was recouponed in June 1995 (prior to adoption of SFAS 133). The swap was included in our transition adjustment for SFAS 133, and effectiveness testing was performed at adoption.

Swap number 6 was recouponed to manage our counterparty risk. We cashed out the fair value and reset the floating leg of the swap.

Swap number 7 was recouponed following the counterparty’s initial request to terminate the agreement. To compensate us for facilitating the transaction, the counterparty amended the swap and re-negotiated the rate 20 bps lower. The impact of the new rate was included in our effectiveness testing.

Swap number 8 was recouponed to monetize the fair value of the swap.

As previously mentioned, we performed our prescribed quarterly retrospective and prospective effectiveness testing for each of these relationships and all passed our quarterly prospective and retrospective effectiveness tests for all periods in which hedge accounting was applied. We believe we have appropriately accounted for these modified hedge relationships. At your request, we have summarized below the quantitative analysis of not applying hedge accounting to these eight hedges from the point of modification:

	Nine Months 2006	2005	2004	2003	2002

Quantitative impact (in millions)	$(15)	$(134)	$(261)	$(177)	$577
PBT (in millions)	1,547	2,923	3,710	2,010	4,854
Percent of PBT	(1.0%)	(4.6%)	(7.0%)	(8.8%)	11.9%

The cumulative impact of not applying hedge accounting from the point of modification for these eight hedges would be $12 million.

Effectiveness Testing for Long-Haul Hedge Accounting

To clarify how our quarterly prospective and retrospective effectiveness testing is performed, we have provided below a numerical example of our prospective effectiveness testing which is performed both at hedge inception and on an ongoing quarterly basis. The example should be reviewed in conjunction with our response dated December 15, 2006, which, for the convenience of the Staff is copied in part below.

 “Our FAS 133 strategy documents define the prospective and retrospective tests used to assess hedge effectiveness for each type of hedge designation. For prospective fair value long-haul relationship testing, we compare the fair value sensitivity of the swap to that of the debt. Specifically, we calculate the average change in fair value from a one basis point increase and a one basis point decrease in the benchmark interest rates for both the swap and the hedged item. We then assess the relationship between the average change in fair value of the swap and the average change in fair value of the hedged item. If the change in the swap’s fair value divided by the change in the hedged item’s fair value is within the range of 80% to 125%, then the hedge is considered to be highly effective and will qualify for hedge accounting. For retrospective fair value long-haul hedge relationship testing, we average the results of the present and prior period, as described above, and if the results fall within the range of 80% to 125%, the hedge is deemed to be highly effective.”

PV01 SHOCK EFFECTIVENESS TEST EXAMPLE

	Actuals	Shock Values		Sensitivity		Average Sensitivity	Test

Instrument	Present Value (Actual)	Present Value + 1 bp	Present Value - 1 bp	PV01 + 1 bp	PV01 - 1 bp	Average Sensitivity	Effectiveness Test

	A	B	C	D = B - A	E = C - A	F = (|D| + |E| ) / 2	F / L

Swap	$86,333,000	$86,328,000	$86,337,600	$(5,000)	$4,600	$4,800	91.43%

	G	H	I	J = H - G	K = I - G	L = (|J| + |K| ) / 2

Debt	$(86,289,000)	$(86,283,500)	$(86,294,000)	$5,500	$(5,000)	$5,250

For retrospective testing of effectiveness, we average the results (i.e., Average Sensitivities) of the present and prior period to determine effectiveness. Accounting results are based on actual dollar offset (i.e., we record the change in fair value of both the derivative and the hedged item).

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP